SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of September 9, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	ASX Release “Extension of Overseas Share Sale Facility”, dated September 9, 2003.

The information contained in this report is incorporated by reference into the Registration Statement on Form F-3 (file no. 333-103886).

ASX Release

Item 1.

9 September 2003

Extension of Overseas Share Sale Facility

On 4 August, 2003 Origin Energy announced a share sale facility for overseas investors holding less than 2000 shares who are resident in countries where Origin does not have employees or registered subsidiaries. The share sale facility was initially open to acceptances until Tuesday 9 September 2003 and the company reserved the right to extend the facility at its discretion. Origin Energy hereby advises that the share sale facility is to be extended and that eligible shareholders will now have until Tuesday 7 October, 2003 to lodge their acceptance forms.

For further information please visit the Origin Energy Website at www.originenergy.com.au and follow prompts to the Investor Centre and Overseas Share Sale Facility.

For further information contact:

Bill Hundy

Company Secretary

Phone: 0292206467

Email: bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED

By:	/s/ WILLIAM HUNDY
Name:	William Hundy
Title:	Company Secretary

Date: September 9, 2003